SC 13G
1
kenneth.miller@yale.edu
NYSE

0000899629
ACADIA REALTY TRUST
23-2715194


KENNETH R. MILLER
(203) 432-5761


0000938582
eqed9jp@


SC 13G


UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ACADIA REALTY TRUST
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

004239 10 9
(CUSIP Number)

Check the appropriate box to designate the rule purusant to which this Schedule is filed:
[X]  Rule 13d-1(b)

1)   Name and I.R.S. Identification No. of Reporting Person:

     Yale University
     I.R.S. Number 06-0646973

2)   Check the Appropriate Box if a Member of a Group:

     (a)  (Not Applicable)
     (b)  (Not Applicable)

3)   SEC Use Only

4)   Citizenship or Place of Organization:

     Yale University is a Connecticut corporation.

Number of Shares         (5)  Sole Voting Power  - 1,579,003
Beneficially Owned by
Each Reporting           (6)  Shared Voting Power - 112,000
Person With:
                         (7)  Sole Dispositive Power  - 1,579,003

                         (8)  Shared Dispositive Power - 112,000

9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 1,691,003

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
     (Not  Applicable)

11)  Percent of Class Represented by Amount in Row (9): 5.2%

12)  Type of Reporting Person:  EP



Item 1.

     (a)  Name of Issuer:

          Acadia Realty Trust (the "Company")

     (b)  Address of Issuer's Principal Executive Office:

          Acadia Realty Trust
          1311 Mamaroneck Avenue, Suite 260
          White Plains, NY 10605

Item 2.

     (a)  Name of Person Filing:

          Yale University

     (b)  Address of Principal Office:

          Yale University
          Investments Office
          55 Whitney Avenue, 5th FLoor
          New Haven, CT 06510-1300
          Attn:  Alan Forman, Director

     (c)  Citizenship:

          Yale University is a Connecticut corporation.

     (d)  Title of Class of Securities:

          Common Stock

     (e)  CUSIP Number:  004239 10 9


Item 3.

If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

.. . . .

(f)  [X]  . . . Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

.. . . .

Item 4.   Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

	  The Reporting person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 1,691,003 Common Shares. The Common Shares owned by the REporting Person constitute approximately 5.2% of the Common Shares issued and oustanding (computed on the basis of 32,355,431 Common Shares issued and outstnadingg, as reported in Acadia Realty Trust's Quarterly Report on Form 10-Q for the quarter ended
	  September 30, 2008 filed with the Securities and Exchange Commission on November 6, 2008). The Reporting Person disclaims beneficial ownership of the Common shares held by the Yale University Retirement Plan for Staff Employees ("YURPSE" ).

     (b)  Percent of Class:  5.2%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

		The Reporting Person has sole power to vote 1,579,003
		Common Shares.

          (ii)  shared power to vote or to direct the vote:

		The Reporting Person has shared power to direct the vote of 112,000 Common Shares held of record by the YuRPSE. YURPSE has shared power to direct the vote of 112,000 Common Shares.

          (iii) sole power to dispose or to direct the disposition of:

		The Reporting Person has sole power to dispose of 1,579,003 Common Shares.

          (iv)  shared power to dispose or to direct the disposition of:

		The Reporting Person has shared power to direct the disposition of 112,000 Common Shares held of record by YuRPSE. YURPSE has shared power to direct the disposition of 112,000 Common Shares.

Item 5.   Ownership of Five Percent or Less of a Class:

          (Not Applicable)

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          (Not Applicable)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          (Not Applicable)

Item 8.   Identification and Classification of Members of Group:

          (Not Applicable)

Item 9.   Notice of Dissolution of Group:

          (Not Applicable)

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2009

                         /s/ David F. Swensen
                         Name:     David F. Swensen
                         Title:    Chief Investment Officer